CP SHIPS ANNOUNCES SENIOR SUBORDINATED CONVERTIBLE NOTE OFFER
AND CONSENT SOLICITATION
GATWICK, UK (7th November 2005) — CP Ships Limited today announced that it will offer to purchase any and all of its 4% Senior Subordinated Convertible Notes due 2024 and solicit from holders of Convertible Notes consents to certain amendments to the indenture governing the Convertible Notes. CP Ships also announced that, in accordance with the terms and conditions of the Convertible Notes, the Convertible Notes will become convertible into shares of CP Ships commencing 5th December 2005.
CP Ships is required to offer to purchase the Convertible Notes under the indenture governing the Convertible Notes as a result of the acquisition by TUI AG, through its indirect wholly-owned subsidiary Ship Acquisition Inc, of 88.97% of the common shares of CP Ships under its offer for common shares dated 30th August 2005.
Offer and Consent Solicitation
CP Ships will offer to purchase any and all of its US $200 million aggregate principal amount of 4% Senior Subordinated Convertible Notes due 2024 for cash equal to 100% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of purchase. CP Ships will also seek the consent of holders of the Convertible Notes to amendments to the indenture governing the Convertible Notes that would eliminate certain reporting obligations and restrictive covenants as well as certain events of default and related provisions. CP Ships will pay holders of Convertible Notes US $2.50 for each US $1,000 principal amount of Convertible Notes in respect of which they deliver consents, provided that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding. The offer is not conditional on the successful completion of the consent solicitation.
The offer will expire at 5:00 pm (New York time) on 14th December 2005, unless required to be extended, and is subject to the condition that there be no default or event of default existing under the indenture governing the Convertible Notes. Assuming satisfaction of the condition of the offer, CP Ships expects to pay for Convertible Notes properly deposited under the offer and not withdrawn on 19th December 2005.

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The consent solicitation will expire at 5:00 pm (New York time) on 16th December 2005, unless extended, and is subject to the condition that CP Ships receives consents from holders representing at least the majority in aggregate principal amount of the Convertible Notes outstanding prior to the expiry of the consent solicitation. Assuming satisfaction of the condition of the consent solicitation, CP Ships expects to pay for consents received and not revoked on 19th December 2005.
This press release is neither an offer to purchase nor a solicitation of an offer to sell the Convertible Notes. Full particulars of the offer and consent solicitation, including the terms thereof and a more detailed description of the proposed amendments to the indenture governing the Convertible Notes, will be contained in documentation to be mailed to holders of Convertible Notes on or about 8th November 2005. At the time the offer is commenced, CP Ships will file with the United States Securities and Exchange Commission a Tender Offer Statement, and the documentation relating to the offer and consent solicitation will be filed with the Canadian securities commissions and the United States Securities and Exchange Commission. These will contain important information about CP Ships, the offer and consent solicitation and other related matters, and holders of Convertible Notes are urged to read each of these documents carefully when they are available. Investors and holders of Convertible Notes will be able to obtain a free copy of the documentation (when available) at the Canadian SEDAR web site at www.sedar.com and at the SEC’s web site at www.sec.gov.
None of CP Ships, the Board of Directors of CP Ships, the trustee of the Convertible Notes or the dealer managers for the offer and solicitation are making any recommendation to holders of Convertible Notes as to whether to deposit their Convertible Notes under the offer or consent to the amendments to the indenture governing the Convertible Notes.
For additional information or assistance, holders of Convertible Notes may contact their broker, dealer, bank, trust company or other nominee through which their Convertible Notes are held. Holders of Convertible Notes may also contact the dealer managers for the offer and consent solicitation, Citigroup Global Markets Canada Inc (in Canada) at (212) 723-7450 and Citigroup Global Markets Inc (in the United States) at (212) 723-7450 or the information agent, Mackenzie Partners, Inc, at 800-322-2885.
Commencement of Conversion Period
CP Ships also announced today that it has called for 14th December 2005 a special meeting of its shareholders to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition Inc. The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be called CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition Inc, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common

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share held. Subject to applicable law, the special shares will immediately be redeemed for US $21.50 per share, the same price per share paid under the TUI offer for CP Ships common shares dated 30th August 2005. Ship Acquisition Inc holds a sufficient number of common shares of CP Ships to approve the amalgamation in accordance with applicable law. The board of directors of CP Ships has determined that the anticipated effective date of the amalgamation is 20th December 2005.
The Board of Directors has also determined that, following the amalgamation, CP Ships (as the corporation resulting from the amalgamation) will satisfy its obligation to deliver shares upon the conversion of the Convertible Notes by delivery of one redeemable special share of CP Ships, in lieu of each common share deliverable immediately prior to the amalgamation, subject to adjustment in accordance with the terms of the indenture governing the Convertible Notes. The terms and conditions of the redeemable special shares will require that, subject to applicable law, CP Ships redeem any such shares immediately following their issuance for US $21.50 per share.
The current conversion rate is 39.6542 shares per US $1,000 aggregate principal amount of Convertible Notes, subject to adjustment in certain circumstances. CP Ships has the option to deliver cash in lieu of shares issuable upon any conversion of the notes, provided no event of default exists under the indenture.
In accordance with their terms and conditions, the Convertible Notes will become convertible commencing 5th December 2005 and ending 15 days following the effective date of the amalgamation, such 15 day period is expected to end 4th January 2006.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. CP Ships is listed on the Toronto and New York Stock Exchanges. TUI intends to acquire 100% of CP Ships by the end of 2005 after which CP Ships is expected to no longer be a public company. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding TUI’s ability to integrate successfully CP Ships’ operations and employees and ability to realize anticipated synergies and regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the

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estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and the company’s anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
CONTACTS
Investors
Jeremy Lee, VP Investor Relations and Public Affairs
Telephone: + 1 514 934 5254
Media
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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